

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

September 8, 2008

Mr. Garth A. Allred
Chief Financial Officer
Fortune Industries, Inc.
6402 Corporate Drive
Indianapolis, Indiana 46278

Re: **Fortune Industries, Inc.**
Form 10-K/A for the Fiscal Year Ended August 31, 2007
Filed July 11, 2008
File No. 1-32543

Dear Mr. Allred:

We have reviewed your supplemental response letters dated April 24, 2007, July 31, 2007, October 26, 2007, December 27, 2007, January 29, 2008, March 5, 2008, and May 22, 2008 as well as your filings and have the following comments. As noted in our comment letter dated March 26, 2007, we have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.

Form 10-K/A for the fiscal year ended August 31, 2007
Report of Independent Registered Public Accounting Firm, page 40

1. Please revise your filing to include a footnote with the details of the restatement. Further have your auditors revise their report to refer to the restatement. Finally, have your auditors revise to dual-date their report.

Consolidated Statements of Operations, page 43

2. It appears that your have included antidilutive shares in your diluted earning per share calculations. Paragraphs 13 of SFAS 128 states, "The computation of diluted EPS shall not assume conversion, exercise, or contingent issuance of securities that would have an antidilutive effect on earnings per share." Antidulition is defined as an increase in earnings per share amounts or a decrease in loss per share amounts. In future filings please exclude any antidilutive shares from your diluted earnings per share calculations.

* * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. You may contact Michael Henderson, Staff Accountant,

at (202) 551-3364 or Carlos Pacho, Senior Assistant Chief Accountant, at (202) 551-3835 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 if you have any other questions.

Sincerely,

Larry Spirgel
Assistant Director